October 30, 2018	TSX.V - GIGA

Giga Metals Concludes 2018 Drill Program

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA) (“Giga Metals” or “the Company”) is pleased to provide the following 2018 exploration update for its Turnagain Nickel/Cobalt Project.

The company has recently finalized its 2018 field work program, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306).

Giga Metals plans to release all analytical results before the end of the year. ALS Global in North Vancouver is the analytical provider.

“Most of the drilling was conducted to collect data in support of advancing the project to the Pre-Feasibility stage, and we believe we now have all the data we need.” said Mr. Jarvis. “Engineering and metallurgical work is underway with a target of generating a Pre-Feasibility study by the third quarter of 2019.”

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as “inferred resources” to “indicated resources”.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

Giga Metals is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and, the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

About Giga’s Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world’s largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of producing a Pre-Feasibility study by the third quarter of 2019. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple “off-the-shelf” processing technology.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Scientific and technical information disclosed in this document has been reviewed and approved by David Tupper, P. Geo., a Qualified Person consistent with NI 43-101.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include that the Company will close the proposed transaction of the sales of the NSR; that the proposed transaction gives the Company the capital required to advance the Turnagain project in a meaningful way; the timing and completion of a 10,000 metre drill program; the completion of a Pre-Feasibility Study by the third quarter of 2019; the timing and completion of additional exploration and step-out drilling; and that the Turnagain deposit could be among the first major deposits of this type to get built in the current market cycle for nickel.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that the Company may not receive regulatory approval on the proposed transaction, the value of the consideration paid in Cobalt 27 shares may change dramatically after the Company receives them and there may not be a market for the Cobalt 27 shares when the Company wishes to sell them; changing operational costs for mining and processing; increased capital costs; the timing and content of upcoming work programs may be interrupted or delayed; geological interpretations based on drilling that may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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